Exhibit 99.28

VOX PROVIDES DEVELOPMENT UPDATE AND
Q1 2022 PRODUCTION TARGET FOR PITOMBEIRAS ASSET

GEORGE TOWN, CAYMAN ISLANDS – April 6, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, notes recent announcements from royalty operating partner Jangada Mines plc (LON: JAN, “Jangada”), operator of the Pitombeiras vanadium project in Ceará State Brazil, regarding the release of a Preliminary Economic Assessment (“PEA”), submission of an application for a trial mining license and management guidance for first production in Q1 2022.

Vox holds a 1% Net Smelter Return (“NSR”) royalty on the Pitombeiras vanadium project, which was transferred to an affiliate of Jangada when the Pedra Branca platinum group metals project tenure was split between ValOre Metals Corp. and Jangada in 2019. Following this asset split Vox retained a 1% NSR across both the Pitombeiras and Pedra Branca projects.

Summary of Development Update

•	Pitombeiras’ maiden PEA delivers robust project economics for a 6 year operation at 1.1Mtpa production rate:

o	US$106.5 million post-tax Net Present Value (“NPV”) (at 8% discount rate);

o	US$271.3 million total gross revenue forecast at a final estimated selling price of US$104.75/dry metric tonne;

o	317.8% post-tax Internal Rate of Return (“IRR”);

o	Initial capital cost of US$9.5m;

o	Payback time – 3 months;

•	Further upside to economics expected to be delivered in a revised PEA including potential expanded mineral resources upon conclusion of ongoing drilling programme anticipated in Q2 2021;

•	Simplicity of operations and processing route makes the project amenable to a fast-track approach to production and cash flow with first production anticipated for Q1 2022;

•	On March 19, 2021 Jangada announced that it had submitted an application to the Brazilian National Mining Agency (“Agência Nacional de Mineração” or “ANM”) to obtain a trial mining licence (“Guia de Utilização” or “GU”) that once approved, will allow for the extraction of 300,000 tonnes of Ferrovanadium (FeV) bearing material per year from Jangada’s exploration licenses with the purpose of continuing to evaluate the technical aspects and economic benefits of the Pitombeiras Project.

Kyle Floyd, Chief Executive Officer stated, “Vox assumed the Pitombeiras royalty in 2019 when the Pitombeiras project claims were split from the Pedra Branca PGM project. Vox investors, with the PEA results, have visibility around potential life of mine royalty revenues of over US$2.5M, with vast expansion opportunity, and potential to commence production as early as Q1 2022. This update certainly exceeded expectations. Vox congratulates the Jangada team on these key development milestones at Pitombeiras. We look forward to sharing more updates with Vox investors on the Pitombeiras asset as the PEA is updated in Q2 2021, feedback is received on the trial mining license application in Q3 2021 and first production is targeted for Q1 2022. This exciting asset update demonstrates the embedded organic growth that Vox shareholders continue to benefit from, through our portfolio of 50 royalty and streaming assets that are being actively progressed by well financed and experienced operators.”

Summary of Preliminary Economic Assessment

•	The PEA is based only on the initial resource estimate(1) announced on August 19, 2020 (“Initial Resource”) and at this stage of development, has focused only on evaluating a Direct Shipping Ore (“DSO”) operation for the sale of a saleable magnetite concentrate containing a minimum of 62% Fe and additional credit from 25% contained V2O5 in furnace slags.

•	Operational highlights of the PEA include:

o	1.1Mtpa DSO production rate;

o	Life of Mine (“LOM”): approx. 6 years based on Initial Resource;

o	Total LOM Mineable Resources: 5.5Mt based on Initial Resource;

o	LOM average strip ratio: 0.64 t/t Waste/Ore;

o	Processing by crushing and screening, and dry magnetic concentration, producing a marketable Ferrovanadium (“FeV”) concentrate;

o	Total LOM production of 2,590,000 tonnes of 62% Fe and 25% V2O5 contained in furnace slags

•	Financial highlights of the PEA include:

o	US$106.5 million post-tax NPV (at an 8% discount rate);

o	317.8% post-tax IRR;

o	US$136.3 million post-tax, undiscounted cash flow;

o	US$271.3 million total gross revenue;

o	Post-tax payback period of 3 months;

o	US$9.5 million initial capital cost;

o	US$1.98 per tonne mined average operating cost;

o	US$4.62 per tonne processed average operating cost.

•	Pitombeiras Project Upside Potential

o	Upon the conclusion of ongoing additional bench and laboratory scale dry magnetic separation tests, Jangada expects to increase its level of confidence on V2O5 recoveries, allowing management engagement on the next level of constructive discussions with traders and off-takers.

o	No TiO[2] (“titanium dioxide”) potential credits have been considered in the economics of the PEA.

o	The ongoing drilling programme at Pitombeiras has demonstrated that the vanadiferous titanomagnetite (“VTM”) mineralisation at the Pitombeiras North target extends in both N-NE and N-NW directions and continues to be open along the strike.

o	The total resources considered in the PEA are based on two out of eight known targets selected based on ground magnetic survey.

o	The PEA will benefit with increased resource tonnage to be prepared upon conclusion of ongoing drilling programme.

•	The PEA was prepared by GE21 Consultoria Mineral and is compliant with National Instrument 43-101 (“NI 43-101”).

Potential Development Timeline

•	Jangada management has shared the following development milestones for the Pitombeiras project in its Q1 2021 disclosure (link to PEA and Trial Mining License releases):

o	February 16, 2021 – Maiden PEA released for Pitombeiras project

o	March 19, 2021 – Application Submitted for Trial Mining License

o	Q2 2021 – further upside to economics expected to be delivered in revised PEA including potential expanded mineral resources upon conclusion of ongoing drilling programme

o	Q3 2021 – feedback from ANM anticipated on the Trial Mining License application

o	Q1 2022 – first production from Pitombeiras targeted

For further information on the Pitombeiras project please refer to Jangada’s website: http://www.jangadamines.com/

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd
Chief Executive Officer
info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners and future royalty payments derived from various royalty assets of Vox.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical Notes

(1)	The MRE has been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014 (CIM, 2014), by Mauricio Prado, MSc. Geologist and Qualified Person, as defined by NI 43-101 guidelines, with effective date of 2 August 2020.

(2)	Notes to accompany Mineral Resource table for the Pitombeiras Project:

a.	The Mineral Resource is limited to within the tenement boundaries. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Resources tabulated above as an Indicated or Measured Mineral Resource. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

b.	The mineral resource estimate follows current CIM definitions and guidelines for mineral resources.

c.	Mineral Resources are reported using a cut-off grade of 0.25% V2O5%, based on the following assumptions: Base case resource open pit shell with a 45º pit slope, metal price of US$10.00/lb V2O5, mining cost of US$2.78/t, processing cost of US$20.00/t, general and administrative (G&A) costs of US$1.00/t, product transport costs of US$2.00/t, metallurgical recovery of 80%, mining dilution of 10% and mining recovery of 95%.

d.	Mineral Resources have been reported on a dry tonnage basis. Discrepancies may occur due to rounding. Mineral Resources are reported with an effective date of August 2, 2020. The Qualified Person for the estimate, as defined by NI 43-101, was Mauricio Prado, MSc. Geo. MAIG